SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

September 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106		Page 2 of 6 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,000,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,000,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.15%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106		Page 3 of 6 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,000,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,000,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.15%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This Schedule 13D relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

(b)  The principal business address of the Reporting Persons is 390 Park Avenue, 18th Floor, New York, NY 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), and to control the investing and trading in securities of the Funds.  The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Loeb is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of approximately $572,659,100 of their own investment capital in open market transactions to acquire the 45,000,000 shares of Common Stock held by them and approximately $33,432,700 of their own investment capital to acquire options to purchase 20,000,000 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes.

On September 8, 2011, the Management Company sent to the board of directors of the Issuer (the “Board of Directors”) a letter, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer's governing documents, revisions to the Issuer's capitalization or dividend policy,  extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 65,000,000 shares of Common Stock, consisting of 45,000,000 shares of Common Stock held by the Funds (the “Shares”) and 20,000,000 shares of Common Stock acquirable upon exercise of options held by the Funds (the “Options”).  The Shares and shares of Common stock acquirable upon exercise of the Options together represent 5.15% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,262,612,131 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

(b)           Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds (including the shares of Common Stock subject to the Options).

           (c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons.

Set forth on Schedule II hereto are all transactions in options to purchase Common Stock effected during the past sixty days by the Reporting Persons.

(d)           Other than the Funds that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

For a description of certain options to purchase shares of Common Stock held by the Reporting Persons, see Item 5 and Schedule II hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 – The Management Company’s Letter, dated September 8, 2011, to the Board of Directors of the Issuer

2.	Exhibit 99.2 - Joint Filing Agreement, dated as of September 8, 2011

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2011                                                        THIRD POINT LLC

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: September 8, 2011                                                        DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/8/2011	2,500,000	11.5509
8/9/2011	3,000,000	11.6947
8/10/2011	7,500,000	11.8854
8/11/2011	5,000,000	12.5671
8/12/2011	4,000,000	13.2679
8/15/2011	2,000,000	13.3793
8/16/2011	736,000	13.4828
8/17/2011	2,264,000	13.4912
8/18/2011	50,000	12.9965
8/24/2011	4,000,000	12.9784
8/25/2011	3,000,000	13.0133
8/26/2011	1,107,000	12.6406
8/29/2011	2,111,975	13.4588
8/30/2011	3,081,025	13.7655
8/30/2011	(790,000)	13.7020
8/31/2011	440,000	13.8244
9/2/2011	2,000,000	12.9439
9/6/2011	2,297,000	12.6887
9/6/2011	(297,000)*	12.4900
9/7/2011	1,000,000	13.4088
*Rebalancing trade.

SCHEDULE II

This Schedule sets forth information with respect to each purchase and sale of Options to purchase shares of Common Stock  which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Transaction	Shares Acquirable Upon Exercise	Option Price Per Share ($)	Strike Price ($)
8/12/2011	Buy	10,000,000	2.1250	12.50
8/16/2011	Buy	5,000,000	1.4395	13.00
8/29/2011	Buy	1,350,000	0.8819	14.00
8/30/2011	Buy	3,462,500	0.9179	14.00
8/31/2011	Buy	187,500	0.9075	14.00
9/6/2011	Buy*	73,600	1.5300	12.50
9/6/2011	Sell*	(73,600)	1.5300	12.50
9/6/2011	Buy*	37,800	0.7400	13.00
9/6/2011	Sell*	(37,800)	0.7400	13.00
9/6/2011	Buy*	161,100	0.4377	14.00
9/6/2011	Sell*	(161,100)	0.4377	14.00
*Rebalancing trade.